FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 216

Item 2. Date of Material Change

January 3, 2013

Item 3. News Release

The news release was disseminated through Canada News Wire on January 3, 2013.

Item 4. Summary of Material Change

Appointment of Chief Financial Officer

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

Mr. Harry Chan has taken over the position of Chief Financial Officer with the Company, replacing Mr. Ram Ramachandran. Harry Chan has been with the Company since 2009, as Corporate Controller, and has worked very closely with Ram for the past two years.

5.2 Disclosure for Restructuring Transactions

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102 state the reasons for such reliance.

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

Dianne Szigety, FCIS

Corporate Secretary

CanAlaska Uranium Ltd., Ph +1-604-688-3211

Item 9. Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 3rd day of January, 2013.